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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ARTISTdirect, Inc.

(Name of Issuer)

Option to Purchase Common Stock, $0.01 Par Value

(Title of Class of Securities)

04315D400

(Cusip Number)

Jon Diamond
ARTISTdirect, Inc.
10900 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90024
(323) 634-4000

with a copy to:

Scott Santagata, Esq.
Dorsey & Whitney LLP
38 Technology Drive
Irvine, CA 92618
(949) 932-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400			Page 2 of 6

1.	Name of Reporting Person: Jon Diamond		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF or OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 259,659 (upon exercise of options)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 259,659 (upon exercise of options)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 259,659 shares of Common Stock subject to an option that is immediately exercisable as described in Item 4.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0% (after giving effect to the exercise of all options)

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP NO. 04315D400	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

          This statement on Schedule 13D relates to a stock option granted to Jon Diamond to purchase the Common Stock, $0.01 par value (the “Issuer Common Stock”), of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.

Item 2.	Identity and Background

          The person filing this Schedule 13D is Jon Diamond (the “Reporting Person”). The Reporting Person is a U.S. citizen. The principal business address of the Reporting Person is c/o ARTISTdirect, Inc., 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024. The Reporting Person is Chief Executive Officer of the Issuer. The Issuer’s principal business is the operation of record labels and an online music network. The principal business address of the Issuer is 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          As an inducement for services as Chief Executive Officer to the Issuer pursuant to an Employment Agreement, attached hereto as Exhibit 1, the Reporting Person was granted a non-plan, non-statutory stock option to purchase 259,659 shares of Issuer Common Stock at an exercise price of $0.85 per share (the “Stock Option”). This Stock Option is immediately exercisable as described in Item 4 below, in a Notice of Grant of Stock Option attached hereto as Exhibit 2, in a Non-Statutory Stock Option Agreement attached hereto as Exhibit 3 and in a Stock Purchase Agreement attached hereto as Exhibit 4. The information contained in the Employment Agreement, the Notice of Grant of Stock Option, the Non-Statutory Stock Option Agreement and the Stock Purchase Agreement, attached hereto as Exhibits 1-4, is incorporated herein by this reference.

          If the Reporting Person exercises this Stock Option, he may purchase the shares of Issuer Common Stock with his personal funds or with shares of Issuer Common Stock valued at fair market value on the exercise date. Alternatively, the Reporting Person may purchase the shares of Issuer Common Stock, to the extent they are vested, through a cashless exercise procedure pursuant to which the Reporting Person would provide irrevocable instructions to a brokerage firm, not arranged by and not having any pre-existing business relationship with the Issuer, to sell the purchased shares and to remit to the Issuer, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

CUSIP NO. 04315D400	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

          The Issuer entered into an Employment Agreement, attached hereto as Exhibit 1, with the Reporting Person on September 29, 2003, pursuant to which the Issuer granted the Reporting Person the Stock Option evidenced by a Notice of Grant of Stock Option attached hereto as Exhibit 2, in a Non-Statutory Stock Option Agreement attached hereto as Exhibit 3 and in a Stock Purchase Agreement attached hereto as Exhibit 4. The information contained in the Employment Agreement, the Notice of Grant of Stock Option, the Non-Statutory Stock Option Agreement and the Stock Purchase Agreement, attached hereto as Exhibits 1-4, is incorporated herein by this reference. The purpose of such Stock Option grant is to induce the Reporting Person’s services as Chief Executive Officer to the Issuer.

          The Stock Option is immediately exercisable for all the option shares, but 75% of the shares under the Stock Option will be subject to repurchase by the Issuer, at the exercise price paid per share, to the extent those shares are unvested when the Reporting Person ceases to remain in the Issuer’s service. 25% of the shares under the Stock Option were vested as of August 16, 2003 and such shares are not subject to repurchase by the Issuer. The Reporting Person will acquire a vested interest in and the Issuer’s repurchase right will lapse with respect to the remaining option shares in a series of 3 successive equal annual installments upon the Reporting Person’s completion of each year of service measured from August 16, 2003. The option shares will automatically accelerate in full so that they are immediately fully vested and exercisable upon (i) a Corporate Transaction by the Issuer that occurs prior to the Reporting Person’s cessation of service with the Issuer and in which the Stock Option is not assumed or replaced by the successor entity or (ii) upon the Reporting Person’s cessation of service with the Issuer pursuant to an Involuntary Termination. A Corporate Transaction by the Issuer includes a merger, consolidation, sale of all or substantially all of the assets and a sale of the voting control of the Issuer. An Involuntary Termination includes (i) a termination by the Issuer of the Reporting Person’s employment for reasons other than for cause, as set forth in the Employment Agreement, (ii) a cessation of services pursuant to the Reporting Person’s Permanent Disability or death and (iii) the Reporting Person’s voluntary resignation for good reason, as set forth in the Employment Agreement. Permanent Disability exists if the Reporting Person becomes unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of at least 12 months.

          The Stock Option expires August 15, 2010. The Stock Option also may terminate prior to the expiration date as follows: (i) upon the later of the 12-month anniversary of the Reporting Person’s cessation of service or the 12-month anniversary of the expiration of the Reporting Person’s initial three-year employment term with the Issuer, if the Reporting Person’s employment with the Issuer ceases pursuant to an Involuntary Termination or a Permanent Disability; (ii) upon the earlier of the 90-day anniversary of the Reporting Person’s cessation of service or August 15, 2010 if the Reporting Person ceases to remain in the Issuer’s service on or prior to August 15, 2006 for any reason other than an Involuntary Termination, a termination for cause (as set forth in the Employment Agreement) or a Permanent Disability or death; (iii) upon the earlier of the 12-month anniversary of the Reporting Person’s cessation of service or August 15, 2010 if the Reporting Person ceases to remain in the Issuer’s service after August 15, 2006 for any reason other than an Involuntary Termination, a termination for cause (as set forth in the Employment Agreement) or a Permanent Disability or death; (iv) immediately if the Issuer terminates the Reporting Person’s employment for cause (as set forth in the Employment Agreement); and (v) upon the earlier of the 12-month anniversary of the Reporting Person’s death or August 15, 2010 if the Reporting Person ceases to remain in the Issuer’s service due to his death.

CUSIP NO. 04315D400	13D	Page 5 of 6 Pages

          The Reporting Person has agreed not to sell or transfer the shares under his Stock Option prior to September 29, 2004 (or any earlier date upon which his service to the Issuer ceases by reason of an Involuntary Termination), without the prior written consent of the Issuer’s Board of Directors. The Stock Option may be transferred by will or by the laws of descent and distribution following the Reporting Person’s death. The Stock Option also may be assigned during the Reporting Person’s lifetime, in connection with his estate plan, to one or more members of the Reporting Person’s immediate family or to a trust established for the exclusive benefit of one or more such family members.

          Other than as described above, the Reporting Person does not have any plans or proposals which relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

          The foregoing summary of the Stock Option and the Employment Agreement is qualified in its entirety by reference to the copies of the documents included as Exhibits 1-4 to this Schedule 13D and incorporated herein in their entirety by this reference.

Item 5.	Interest in Securities of the Issuer

          (a)-(b) The Stock Option provides the Reporting Person the right to purchase 259,659 shares of Issuer Common Stock (the “Option Shares”). Based on the 3,462,117 shares of the Issuer’s Common Stock outstanding on June 30, 2003, the Option Shares represent a beneficial ownership of approximately 7.0% of the Issuer’s outstanding Common Stock (after giving effect to the exercise of all such Option Shares). The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of (and is therefore the beneficial owner of) the Issuer Common Stock issuable upon exercise of the Stock Option. The information set forth in Item 4 relating to the Reporting Person’s ability to exercise the Stock Option is incorporated herein by this reference.

          (c) The Reporting Person has not effected any transaction in the Issuer Common Stock during the past sixty days.

          (d) None.

          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth, or incorporated by reference, in Items 3 through 5 is incorporated herein by this reference. The agreements attached hereto as Exhibits 1-4, and the information contained therein, also are incorporated herein by this reference. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 04315D400	13D	Page 6 of 6 Pages

Item 7.	Material to Be Filed as Exhibits

          The following documents are filed as exhibits:

1.	Employment Agreement dated September 29, 2003 by and between the Issuer and the Reporting Person

2.	Notice of Grant of Stock Option to Acquire 259,659 Shares of Common Stock

3.	Non-Statutory Stock Option Agreement

4.	Stock Purchase Agreement

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2003

Date

/s/ JON DIAMOND

Signature

Jon Diamond, Chief Executive Officer of ARTISTdirect, Inc.

Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)